Mail Stop 4561
Via Fax (703) 653-3105

August 7, 2009

Catherine A. Graham
Executive VP and Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane
Chantilly, VA 20151

> Re: **Online Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Forms 8-K filed on February 26, 2009, March 4, 2009, April 16, 2009,**
> **April 20, 2009, April 30, 2009, and August 6, 2009**
> **File No. 000-26123**

Dear Ms. Graham:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business Overview

Proprietary Rights, page 14

1.   We note your statement that you rely on a combination of methods, including licensing agreements, to protect your intellectual property rights. Please tell us what consideration you gave to discussing the license agreements in this section, to

the extent material to your operations. Refer to Item 101(c)(1)(iv) of Regulation S-K.

2.   Please tell us and disclose, to the extent material, the amount spent during each of the last three fiscal years on research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K. In this regard, we note your discussion in Management's Discussion and Analysis of Systems and Development costs, which include research and development.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

3.   Please tell us what consideration you gave to including in the Overview section an expanded analysis of the material opportunities, challenges and risks you are facing, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address the opportunities, challenges and risks. In this regard, we note the disclosure on page 32 regarding your infrastructure investments could be expanded to address more specifically actions taken by management to capture perceived opportunities. Refer to Section III.A of SEC Release No. 33-8350.

Results of Operations, page 39

4.   There are instances in your discussion of the results of operations where the sources of material changes are not quantified. For example, refer to the disclosure on page 39 addressing the increase in payment services revenues and on page 41 addressing income from operations. In addition, you often refer to an event or business condition that "primarily" caused a material change from the preceding period. Expand the qualitative reference to quantify each material contributing factor that you identify. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. In future filings, please quantify the sources of material changes and any offsetting factors.

5.   Please tell us what consideration you gave to including a discussion in Management's Discussion and Analysis of your prospective financial condition and operating performance. Note that a discussion of prospective matters, such as biller transactions, should be included to the extent required or useful in providing material information for investors that promotes understanding. See Section III.A and III.B.3 of SEC Release 33-8350.

Catherine A. Graham
Online Resources Corporation
August 7, 2009
Page 3

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 54

6.   We note from your disclosures in Note 2 (page 61) that the Company collects funds
        from end-users, which are not included in your consolidated balance sheets, as you
        do not have ownership of such funds. Please reconcile your statement that you do
        not have ownership of such funds to the fact that are entitled to the interest income
        earned on amounts held in the clearing accounts. Further, you indicate on page 59
        that the Company has only a fiduciary responsibility over the bill payment funds.
        Please tell us the basis for this statement and provide any documentation that
        supports the fact that you have only a fiduciary responsibility with regards to these
        funds. Also, please tell us the specific accounting guidance you relied upon (e.g.
        FIN 39) in concluding that the funds collected as well as the client fund obligations
        should not be reflected as an asset (i.e. restricted cash, funds held for client, etc.)
        with a corresponding liability on your consolidated balance sheet and tell us the
        amount of such funds for each period presented.

Note 3. Acquisitions, page 67

7.   Tell us how you considered disclosing the amount of goodwill that is expected to be
        deductible for tax purposes, if any, for each of your acquisitions pursuant to
        paragraph 52(c)(1) of SFAS 141.

Item 9A. Controls and Procedures

(a) Effectiveness of Disclosure Controls and Procedures, page 90

8.   In the first paragraph you refer to internal control over financial reporting as
        defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.
        Please note that the rules cited define the term "disclosure controls and
        procedures." Please confirm that you will revise your future filings accordingly.

9.   Your statement where you conclude on the effectiveness of the Company's
        disclosures controls and procedures does not provide the entire definition of
        disclosure controls and procedures. In this regard, please note that if your
        conclusions concerning the effectiveness of your disclosure controls and procedures
        refer to the definition of disclosure controls and procedures as indicated in the
        Exchange Act, then you should either (1) provide the entire definition or (2) clearly
        indicate that the evaluation was made with respect to disclosure controls and
        procedures as defined in the rule. Please clarify, if true, that your officers
        concluded that your disclosure controls and procedures were effective as defined in
        Rule 13a-15(e) of the Securities Exchange Act of 1934 and confirm how you will
        comply with this comment in future filings.

(b) Changes in Internal Control Over Financial Reporting, page 90

10.   You indicate that certain controls you established to remediate material weaknesses
        are temporary and that you intend to replace them with more efficient controls.
        Please tell us, and disclose in future filings as applicable, your anticipated timetable
        for replacing the temporary controls with the more efficient controls you reference.
        To the extent the anticipated remedial measures involve material costs, they should
        also be disclosed.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy
Statement on Schedule 14A, filed on March 19, 2009)

Compensation Discussion and Analysis, page 13

11.   We note that you benchmark your compensation against a peer group of companies.
        We further that you target base salary compensation at the 40th percentile of market
        and provide opportunities to earn total compensation between the 60th and
        70th percentiles. Please clarify what consideration you gave to disclosing where
        actual compensation fell in relation to your peer group for each benchmarked
        element of compensation.

12.   We note that your board of directors has established specific stock ownership
        guidelines for board members, executive officers and senior managers. Please
        consider disclosing the stock ownership guidelines for your directors and named
        executive officers.

13.   Please clarify the role of Mr. Lawlor in determining his own compensation and the
        compensation of other named executive officers. Clarify, for example, whether Mr.
        Lawlor may call or attend compensation committee meetings and whether he
        participates in meetings with your compensation consultants. Refer to Item
        402(b)(2)(xv) of Regulation S-K.

Compensation Elements

Performance Goals and Bonus Allocations, page 19

14.   We note your use of annual performance targets. Please disclose the target levels
        with respect to the specific performance-related factors you identify, namely
        revenue, core earnings per share and division specific service quality thresholds. If
        you are relying on Instruction 4 to Item 402(b) to omit these targets, please confirm
        that you have a competitive harm analysis that supports your reliance on that
        instruction. In addition, to the extent you are relying on Instruction 4, you must

disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels.

Item 13. Certain Relationships and Related Transactions, page 39 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed on March 19, 2009)

15.   It appears that you have omitted the information required by Item 404(b) of Regulation S-K on the basis that you did not engage in any related-party transactions in fiscal year 2008. Please note that Item 404(b) requires you to include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K regardless of whether you had any reportable transactions. Please confirm your understanding and provide a representation that you will include such disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 93

16.   We note that you have not specifically incorporated by reference certain exhibits listed in the exhibit index into the Form 10-K and that you merely include a statement in the exhibit index as to where those agreements are filed. Examples include, but are not limited to, Exhibits 2.2, 3.4 and 3.5. Please note that documents required to be filed as exhibits to your report pursuant to Item 601 of Regulation S-K may be incorporated by reference in accordance with the requirements Rule 12b-32 under the Exchange Act. Please advise.

Form 10-Q for the Quarter Ended June 30, 2009

Note 1. Description of Business and Basis of Presentation

New Accounting Standards, page 6

17.   We note from your disclosures in Note 7 that the Company has 1.5 million outstanding unvested restricted stock units at June 30, 2009. We further note from the terms of the Amended and Restated 2005 Restricted Stock and Option Plan (see Exhibit 99.1 to April 22, 2008 Form 8-K) that the restricted unit holders are entitled to dividends declared, if any, from the date of grant until the date the shares are issued. Tell us what impact, if any, FSP EITF 03-6-1 had on the Company's basic earnings per share calculations and specifically tell us how you considered the dividend rights of such restricted stock in your conclusions. Also, if applicable, tell us how you considered including a discussion of this standard in the period of adoption.

Item 4. Controls and Procedures, page 27

18.   You state that there were no <u>significant</u> changes to your internal control over
        financial reporting during the quarter that materially affected, or are reasonably
        likely to materially affect, your internal control over financial reporting. Please be
        advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in
        your internal control over financial reporting that occurred during the relevant
        quarter that has materially affected, or is reasonably likely to materially affect, your
        internal control over financial reporting. Please confirm that there were no such
        changes in your internal control over financial reporting during your first or second
        fiscal or quarter of 2009. In addition, please provide us with a representation that
        you will conform your disclosures in future filings to comply with the requirements
        of Item 308(c) of Regulation S-K.

Forms 8-K filed on February 26, 2009, March 4, 2009, April 16, 2009, April 20, 2009,
April 30, 2009, and August 6, 2009

19.   We note your use of various non-GAAP financial measures in your Forms 8-K
        noted above including adjusted EBITDA, core net income, core net income per
        share, and free cash flows. Tell us how you considered Question 8 of Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures to include
        the following disclosures:
        • the manner in which management uses the non-GAAP measure to conduct or
          evaluate its business;
        • the economic substance behind management's decision to use such a measure;
        • the material limitations associated with use of the non-GAAP financial measure
          as compared to the use of the most directly comparable GAAP financial
          measure;
        • the manner in which management compensates for these limitations when using
          the non-GAAP financial measure; and
        • the substantive reasons why management believes the non-GAAP financial
          measure provides useful information to investors.

        In this regard, we believe you should further enhance your disclosures to demonstrate the
        usefulness of your non-GAAP financial measures which excludes a number of recurring
        items, especially since these measures appear to be used to evaluate performance. Your
        current disclosures regarding the reasons for presenting these non-GAAP measures appear
        overly broad considering that other companies and investors may differ as to which items
        warrant adjustment and what constitutes operating performance. In your response, please
        address why you believe each non-GAAP adjustment is useful to investors in assessing
        your performance.

                                    * * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief